FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated April 30, 2012 entitled “AFP PROVIDA S.A. reports its results for the period ended March 31, 2012.”

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – April 30, 2012 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended March 31, 2012. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended March 31, 2012

GENERAL HIGHLIGHTS FOR FIRST QUARTER 2012

Ü
In the first quarter in 2012 (1Q12), the Company recorded a profit of Ch$33,319.8 million, higher by Ch$10,320.4 million or 44.9% with respect to the profit recorded in the first quarter in 2011 (1Q11). This result was partly attributable to the positive contribution made by the business’ variables, where revenues increased by Ch$4,657.2 million or 12.4% due to higher fee income given the growth of salary base in the period. Likewise, operating expenses (life and disability insurance, personnel expenses and miscellaneous other operating expenses) increased at a lesser extent (4.6% or Ch$612.6 million), basically due to higher personnel expenses and miscellaneous other operating expenses.

Ü
In addition, the period recorded higher gains from mandatory investments of Ch$5,436.5 million given the average nominal return of pension funds of +4.62% achieved in 1Q12, as compared to +1.88% recorded in 1Q11. The return of the period was attributable to the rises experienced by the local and foreign stock markets.

Ü
Contributing to the result were profits from associates of Ch$1,336.5 million, where the results achieved by the foreign associates (Ch$914.8 million) were highlighted, as well as the local ones (Ch$421.7 million).

Ü	Finally, income taxes increased due to higher earnings before taxes recorded in the period.

Ü
Since Provida became the sole shareholder in AFP Génesis (Ecuador) Provida’s financial statements are consolidated with this associate, resulting in the recognition of a profit of Ch$775.0 in 1Q12, representing an increase of 10.6% as compared to the same quarter in 2011.

Ü
As of March 31, 2012, Provida continues to lead the Chilean pension fund industry with a total of US$43,954.1 million of assets under management, equivalent to a market share of 28.8%. Also, Provida is a leader in terms of clients during the first three months in 2012 with an average portfolio of 3.5 million affiliates and 1.8 million of contributors, equivalent to market shares of 38.5% and 35.6% respectively as of February 2012.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	Mar-12		Market
				Share

	Average number of affiliates	3,466,466		38.5%	(1)
	Average number of contributors	1,825,929		35.6%	(1)
	Average number of pensioners	583,775	(1)	37.3%	(1)

	Average salary base (US$ Million)	1,678.0		29.1%	(1)
	AUM (US$ Million)	43,954.1		28.8%
	Average real return of Pension Fund (Cum Mar12)	3.50%
	Pension Fund Type A real return (Cum Mar12)	6.33%
	Pension Fund Type B real return (Cum Mar12)	4.74%
	Pension Fund Type C real return (Cum Mar12)	3.15%
	Pension Fund Type D real return (Cum Mar12)	1.56%
	Pension Fund Type E real return (Cum Mar12)	-0.12%

	Other Variables	Mar-12		Market
				Share

	Average number of branches	59		27.7%
	Average number of administrative employees	913		26.5%	(2)
	Average number of sales agents	440		20.9%	(2)

	(1) Figure and Market Share as of February, 2012	(2) Market Share as of December, 2011

AFP PROVIDA S.A.

COMPARATIVE ANALYSIS FOR THE FIRST QUARTER OF 2012

In conformity with the last available information, the monthly economic index (IMACEC) grew by 6.1% in February 2012, as compared to the same month in 2011. The economic activity has continued showing dynamism; mainly the growths observed in commerce, manufacturing industry and mining sectors contributing to the result recorded in the month. The Central Bank estimates a growth projection between 4% and 5 % for 2012.

In regard to foreign trade, the trade balance accumulated a positive balance of US$2,762.9 million in the first quarter of 2012, declining 35% with respect to the figure recorded in the same period in 2011. In 1Q12, exports accrued US$20,488.9 million, an increase of 1% over the same period in 2011, basically attributable to the 6% growth of mining products exports (representing 62% of total exports), mainly due to higher volumes of copper concentrates exported. The aforementioned was partially offset by the 2% decline of non-mining exports (representing 38% of total imports), mainly by the reduction in shipments of fruits and scrap of copper. Moreover, imports totaled US$17,726.0 million, growing by 11% with respect to the 1Q11, basically due to the 15% growth  of fuels imported (representing 25% of total imports), mainly diesel oil. Additionally, there were greater amounts of machinery and mechanical appliances imported (representing 14% of total imports) increasing by 11%.

The Consumer Price Index (CPI) accumulated a variation of 0.6% in the first three months of 2012 and 3.8% in twelve months. The accumulated variation in 1Q12 was basically the outcome of increases recorded by Food and non-alcoholic beverages (1.6% with an effect of 0.30 p.p.), Education (3.4% with an effect of 0.20 p.p.), Transport (0.9% with an effect of 0.17 p.p.), figures that were partially offset by the decrease exhibited in Accommodation and utilities (-2.3% with an effect of 0.31p.p.). The Central Bank has estimated an annual inflation of 3.5% for 2012, converging to 3.0% at the close of 2013.

Regarding the monetary policy rate, the Central Bank decided to maintain it at 5.0% annually in the meeting held in April 2012. The Central Bank, in explaining this decision, said that external risks have not been dissipated and therefore is relevant to monitor them for potential impacts they may have in inflation expectations and domestic activity. At local level, it said that economic activity and demand have been developing according to projections, while the labor market remains tight. Annual CPI inflation, remains around the top of the range of tolerance and inflation expectations remain around the target in the projection horizon.

In relation to the labor market, the mobile quarter January-March 2012 recorded an unemployment rate of 6.6%, increasing 0.2 percent points with respect to the previous mobile quarter, but decreasing 0.7 percent points in a twelve-month period. In twelve months, the decrease observed in the unemployment rate was attributable to the expansions in labor force (1.9%), in occupation (2.7%) and the decrease in unoccupied people who recorded its fourth consecutive decline (7.8%). In the result of the Labor Force, it continued to be important the behavior of women, mainly by the increase in the occupied sector.

The most dynamic sectors in employment were Public Administration, Social Services and Health, and Teaching, while the most significant declines were Commerce and Agriculture, Livestock and Forestry.

By category, the salaried sector recorded an annual expansion of salaried sector of 4.9%, and the self-employed sector reverted to three consecutive decreases, recording an increase of 1.0%.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

In 1Q12, the Company recorded a profit of Ch$33,319.8 million, an increase of Ch$10,320.4 million or 44.9% as compared to the profit attained in the same period in 2011.

This result was partly attributable to the positive result obtained by the recurring business (revenues minus operating expenses), higher by Ch$4,044.6 million due to the growth observed in revenues (12.4%) as higher fee income was recorded, given the growth of salary base recorded in the period. Likewise, operating expenses (life and disability insurance, personnel expenses and miscellaneous other operating expenses) only increased by 4.6%, mainly as a result of higher personnel expenses and miscellaneous other operating expenses.

Also, higher gains from mandatory investments positively contributed Ch$5,436.5 million. The latter due to the weighted average nominal return of pension funds was +4.62% as of March 2012 as compared with +1.88% recorded in the same period in 2011, attributable to rises observed in local and foreign stock markets.

In addition, the period recorded a higher share of the profit from associates of Ch$1,336.5 million, as a result of better results achieved by all the associates, where the foreign ones contributed Ch$914.8 million and the local ones Ch$421.7 million.

Regarding income taxes, the period recorded a higher provision due to higher earnings before taxes recorded in the period.

During 1Q12, earnings per share (each ADR represents fifteen shares) were Ch$100.57 as compared to Ch$69.42 obtained in 1Q11. As of March 31, 2012, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2011.

Revenues

In 1Q12, revenues were Ch$42,312.1 million, an increase of Ch$4,657.2 million or 12.4% as compared to the same period in 2011. This increase was mainly explained by higher fee income of Ch$4,090.3 million due to the growth observed in mandatory contributions, as well as increased other revenues of Ch$566.9 million due to higher financial revenues recorded in the period.

•
Fee income was Ch$39,273.2 million in 1Q12, an increase of Ch$4,090.3 million (11.6%) as compared to the same period in 2011. This increase was mainly attributable to higher mandatory contributions, as a result of a higher participant’s salary base (8.8%), mainly due to the increase in taxable income of the client’s portfolio. Contributing to the above were fee mandatory income stemming from the regularization of residual and unprocessed contributions from previous periods made by Social Pension Institute (IPS).

As a result of the growing trend of its participants’ salary base previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 39% in terms of number of participants, 36% in terms of contributors and 29% in terms of salary base as of February 2012, and 29% in total assets under management as of March 2012. In figures, the average number of contributors was 1,825,929 and the monthly average salary base was MUS$1,678.0 in the first three months of 2012. Moreover, assets under management were MUS$43,954.1 as of March 31, 2012.

•
Other revenues were Ch$3,038.9 million in 1Q12, increasing by Ch$566.9 million (22.9%), with respect to 1Q11. This increase was basically due to higher financial revenues of Ch$427.4 million stemming from the contract of the life and disability insurance with coverage between January 2005 and June 2009. The latter given the better performance observed in 1Q12 due to basis for comparison, since financial revenues in 1Q11 were affected by low returns, meanwhile in 1Q12 such condition was overshadowed by lower cash flow administered.

Mandatory investments

In the 1Q12, gains from mandatory investments were of Ch$9,272.3 million, an increase of Ch$5,436.5 million or 141.7% with respect to the result recorded in the 1Q11. The weighted average nominal return of pension funds was 4.62% as of March 2012 as compared to the nominal return of 1.88% recorded in the same period in 2011, where the main contribution were Fund Type C (41% of the gains) with a nominal return of 4.26% and Fund Type A (26% of the gains) with a nominal return of 7.48%.

The negative overall return in the period was basically triggered by the growths observed in the foreign stock markets (MSCI World +10.9%: Japan +19.3%, USA +12.0% and Europe +3.7%; MSCI Emerging +13.6%: Russia +18.5%, Brazil +13.6%, China +7.1% and Mexico +6.6%), and the local stock market (IPSA +11.8%).

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$1,201.4 million in the 1Q12, an increase of Ch$87.0 million (7.8%) as compared to the credit recorded in the 1Q11.

Given that during 2012 most of casualties pending of payment will be paid, the velocity of payments has become relevant.

In fact, during 1Q12 a constant decline in the level of casualties reserve has been observed due to interest rates fluctuations, and principally casualty settlements (additional contributions and temporary pensions) with no inflows, since the contract is in run-off stage and thus new premiums are not received.

In order to determine the provision at fair value in this context, the reserve monthly variation is statistically analyzed by developing a frequency distribution with the corresponding graphic representation. From this analysis, the average values of the reserve are obtained, forecasting a future performance based on such evolution.

In accordance with the latter, the casualties reserve level has significantly diminished, thus the long term fluctuation of discount rates does not affect meaningfully the value of reserves. In view of this, it was determined that the provision calculated by the model as of December 2011 must be reduced according with the reserve evolution, implying a reversal of Ch$1,356.6 million in casualty provisions, higher by Ch$157.8 million as compared to the figure recorded in 1Q11.

This was partially offset by a higher temporary premium Ch$70.8 million over the 1Q11, given the greater amount of residual and un-credited contributions processed, affected by the regularization of previous periods made by the IPS.

Employee expenses

Employee expenses amounted to Ch$7,309.2 million in 1Q12, an increase of Ch$326.6 million or 4.7% with respect to 1Q11. This result was driven by higher short-term benefits and indemnities to employees.

•
Wages and salaries of administrative personnel were Ch$4,102.2 million in 1Q12, increasing by Ch$9.6 million or 0.2% as compared to the same period in 2011. Locally, Provida recorded inferior wages and salaries of administrative personnel due to lower training expenses related to corporate matters and associated trips; larger use of legal vacations, leading to reverse higher amount of provisions; decreased variable based remunerations due to lower commissions paid to chiefs and supervisors of sales and inferior expense in seniority awards since a new award for 30 years of service in the Company was created in 2011, which involved to make the associated provision accumulated at such period.

The latter was offset by higher expenses in fixed remunerations and allowances in view of greater staff levels maintained in the period, as well as remunerations that were inflation adjusted. Likewise, AFP Génesis in Ecuador increased the wages and salaries of administrative personnel account due to higher staff levels recorded in the period and the adjustments applied in wages.

In figures, the average administrative staff of Provida was 913 workers in 1Q12, increasing by 1.4% with respect the average staff in 1Q11 (900 administrative workers). By comparing the end of each period, the administrative staff increased by 0.3%, from 901 in March 2011 to 904 workers in March 2012.

•
Wages and salaries of sales personnel were Ch$2,429.9 million in 1Q12, a decrease of Ch$8.6 million or 0.4% compared to 1Q11. This decrease was driven by lower seniority award in view of the accumulated acknowledgment in 2011 of the new seniority award related to 30 years of permanence in the Company and lower fixed salaries due to the fewer staff.

The aforementioned was partially offset by higher commissions and awards paid to sales force in light of a higher productivity focused in certain segments. Additionally, AFP Génesis in Ecuador negatively contributed, mainly with higher commissions paid to sales agents.

In figures, the average number of sales employees was 440 workers in 1Q12, a decrease of 2.7% with respect to the number maintained in 1Q11 (452 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 3.3% from 448 salespeople in March 2011 to 433 in March 2012.

•	Short-term benefits to employees were Ch$552.0 million in 1Q12, an increase ofCh$246.1 million as compared to 1Q11 due to higher provisions required for bonuses in the quarter.

•
Indemnities paid in 1Q12 were Ch$225.1 million, an increase of Ch$79.5 million or 54.6% as compared to 1Q11. This increase was basically due to higher indemnities of Ch$78.2 million paid to sales personnel, attributable to the new distribution model that seeks to improve the sales profile.

Depreciation and amortization expenses

The depreciation and amortization expenses totaled Ch$2,115.8 million in 1Q12, an increase of Ch$53.0 million or 2.6% with respect to 1Q11. This increase was caused by the higher amortization expenses in the period, which were partially offset by lower depreciation expenses mainly related to computing hardware.

•
The depreciation expense was Ch$569.6 million in 1Q12, a decrease of Ch$17.4 million or 3.0% with respect to the same period in 2011. This decrease was basically due to saving in most of the accounting lines, where lower depreciation expenses of computing hardware and infrastructure were highlighted.

•
The amortization expense was Ch$1,546.3 million in 1Q12, an increase of Ch$70.5 million or 4.8% with respect to the same period in 2011. This increase was mainly caused by higher amortization of intangibles, referred to developments of the Unified Platform.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$7,822.4 million in 1Q12, an increase of Ch$373.0 million or 5.0% with respect to 1Q11. This result was attributable to higher marketing, data processing and other miscellaneous expenses, which were partially offset by lower administration expenses.

•
Marketing expenses were Ch$601.2 million in 1Q12, an increase of Ch$186.8 million or 45.1% with respect to the period in 2011. This increase was basically caused by higher expenses in publicity mainly related to promotion of savings and contributions of self-salaried workers; events and promotions due to the acknowledgement of the entire expense of the Chief Meeting held in March 2012 (this expense was accounted for in portions in 2011); administration of publicity due to creative services since in 2011 the same expense was concentrated in 3Q11; and communications to participants due to higher expenses related to the quarterly balance sheet.

•
Data processing expenses were Ch$959.4 million in 1Q12, an increase of Ch$156.4 million or 19.5% with respect to 1Q11. This result was caused by higher host maintenance and installations expenses including related companies, referred to developments required in the period, basically small enhancements, that did not extend the useful life of the assets so they do not qualify to be activated.

•
Administration expenses amounted to Ch$5,435.2 million in 1Q12, a decrease of Ch$103.4 million or 1.9% as compared to the same period in 2011. This decrease was mainly attributable to lower effective expenses in post and delivery agencies, decreased advisory expenses mainly related to collection of unpaid contributions and lower donations established in the period. The latter was partially offset by the effect of reversing provisions in micrographics made in 1Q11, as the service finished in such period.

•
Other operating expenses amounted to Ch$826.6 million in 1Q12, higher by Ch$133.2 million or 19.2% with respect to 1Q11, basically explained by higher expenses in disability qualification expenses, mainly related to medical fees and clinical examinations.

Financial income (expenses)

Financial income (expenses) was Ch$585.8 million in 1Q12, an increase of Ch$223.0 million or 61.5% with respect to the same quarter in 2011, due to the higher liquidity levels of the Company and better returns obtained from such investments.

Share of the profit (loss) from equity accounted associates

In 1Q12, share of the profit (loss) from equity accounted associates was MCh$3,369.5, an increase of Ch$1,336.5 million or 65.7% with respect to 1Q11. This increase was the outcome of the positive contribution made by all the associates, where the results achieved by AFP Horizonte in Peru (Ch$706.1 million), as well as AFORE Bancomer in Mexico (Ch$208.7 million) were highlighted, mainly due to the increase recorded in fees received and higher gains on mandatory investments. Likewise, the local associates contributed in the aggregate of Ch$421.7 million, due to higher income from sales generated by Previred and superior fee income by AFC.

Company	Country	1Q12	1Q11	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	537.2	319.3	217.9	68.3%
DCV	Chile	26.6	15.3	11.3	74.0%
Previred	Chile	704.3	511.8	192.5	37.6%
Bancomer	México	1,013.1	804.4	208.7	25.9%
Horizonte	Perú	1,088.3	382.2	706.1	184.7%

TOTAL		3,369.5	2,033.0	1,336.5	65.7%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, currently holding 15.87% of the shares. As of March 2012, this associate accounted for a total of 1,373,589 affiliates and assets under management for US$7,937 million, figures equivalent to market shares of 27% and 24% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. As of March 2012, AFORE Bancomer maintained an affiliate portfolio of 4,527,541 and funds under management for US$19,413 million, representing market shares of 10% and 15%, respectively, situating it in fourth place in terms of affiliates and in second place in assets under management.

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), as well as other financial institutions that also participate.

Exchange differences

The exchange differences recorded losses for Ch$19.6 million in 1Q12, negative in Ch$153.1 million with respect to the gains recorded in the same period in 2011. This result was due to losses in exchange rate in view of the appreciation of 6.1% of Chilean peso against the dollar v/s the depreciation of 2.45% recorded as of March 2011 that decreased the value in Chilean peso of assets held in dollars. The above was partially offset by higher gains in UF variation, given the revaluation of 1.07% versus 0.57% recorded as of March 2011.

Other non-operating revenues

Other non-operating revenues were Ch$915.8 million in 1Q12, an increase of Ch$303.8 million or 49.6% as compared to 1Q11. This result was attributable to the profit from the sale of assets (real estate in Osorno and Chillán cities) and furniture not used by the Company. The latter was partially offset by lower rentals revenues.

Income tax expense

Income tax expense was Ch$6,950.4 million in 1Q12, higher by Ch$814.9 million or 13.3% with respect to 1Q11, basically due to higher profits before taxes recorded in the period.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$425,793.7 million as of March 31, 2012, an increase of Ch$35,445.0 million or 9.1% with respect to December 31, 2011. This result was attributable to higher current assets, resulting from superior level of cash and cash equivalent, financial assets at fair value, and higher other receivables, as well as higher non-current assets mainly due to superior mandatory investments.

•
As of March 31, 2012, current assets were Ch$113,878.9 million, increasing by Ch$27,700.5 million or 32.1% with respect to December 31, 2011. This variation was mainly attributable to higher cash and cash equivalent of Ch$13,042.1 million and financial asset at fair value through profit of Ch$7,828.7 million due to the cash flows generated by the recurring business in the first quarter of the year. Additionally, the period recorded higher trade and other receivables of Ch$5,207.9 million, basically from insurance companies due to a seasonal factor (lower personnel in summer season) that generated a lower level of additional contributions processed and higher current tax receivables of Ch$4,577.5 million due to superior monthly temporary payments that are calculated at historical rates.

The above was partially offset by lower receivables from related companies of Ch$3,443.3 million, mainly from BBVA Seguros de Vida as the contract is in a run-off stage.

•
Non-current assets amounted to Ch$311,914.7 million as of March 31, 2012, an increase of Ch$7,744.6 million or 2.5% with respect to December 31, 2011. This variation was basically attributable to higher mandatory investments of Ch$10,041.7 million due to the normal contributions recorded in the growing salary base of clients, as well as the positive accrued return of pension funds in the period. The above was partially offset by lower intangible assets of Ch$1,304.5 million given the amortization of the customer lists from local acquisitions of AFPs (Protección, Unión and El Libertador).

Liabilities

Total liabilities amounted to Ch$98,538.6 million as of March 31, 2012, an increase of Ch$12,970.5 million or 15.2% with respect to December 31, 2011. This result was attributable to higher current liabilities, mainly due to higher trade and other payables, as well as other current taxes payables. Additionally, the period recorded higher non-current liabilities related to deferred taxes.

•
Current liabilities amounted to Ch$68,681.0 million as of March 31, 2012, an increase of Ch$11,564.3 million or 20.2% with respect to December 31, 2011. This variation was largely attributable to higher trade and other payables of Ch$9,837.2 million basically due to the minimum dividend associated to the 30% of profits in 1Q12. Additionally, the period recorded higher accounts payable for current taxes of Ch$4,761.5 million as a result of additional provisions required for the previous taxable year to be paid in April 2012. The latter was partially offset by lower provisions of Ch$3,218.2 million, mainly for the profit bonuses of 2011 that were paid in the 1Q12, as well as lower provisions for unfavorable casualty rate and personnel vacations.

•
Non-current liabilities amounted to Ch$29,857.7 million as of March 31, 2012, an increase of Ch$1,406.2 million or 4.9% with respect to December 31, 2011. This result was driven by higher liabilities for deferred taxes of Ch$1,412.5 million associated with mandatory investments.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$327,255.0 million as of March 31, 2012, increasing by Ch$22,474.5 million or 7.4% with respect to December 31, 2011. This evolution was triggered by the profits generated in the first quarter in 2012, which was partially offset by the acknowledgment of the amount for minimum dividend.

Exchange rate

As of March 31, 2012, the exchange rate was Ch$487.44 per dollar, while at the same date in 2011, it was Ch$479.46 per dollar. In 1Q12, the Chilean peso appreciated against the dollar (6.1%), while in 1Q11 the Chilean peso depreciated against the dollar (2.4%).

COMPREHENSIVE INCOME STATEMENT

	1Q12	1Q11	Change	%
	(Millions of Chilean pesos, except percentages)

Revenue	42,312.1	37,654.9	4,657.2	12.4%
Gain on mandatory investments	9,272.8	3,836.3	5,436.5	141.7%
Life and disability insurance premium expense (less)	1,201.4	1,114.4	87.0	7.8%
Employee expenses (less)	(7,309.2)	(6,982.6)	(326.6)	4.7%
Depreciation and amortization (less)	(2,115.8)	(2,062.8)	(53.0)	2.6%
Miscellaneous other operating expenses (less)	(7,822.4)	(7,449.4)	(373.0)	5.0%
Finance costs (less)	(60.9)	(31.8)	(29.1)	91.5%
Income (loss) from investments	585.8	362.7	223.0	61.5%
Share of the profit (loss) from equity accounted associates	3,391.5	2,033.0	1,358.5	66.8%
Exchange differences	(19.6)	133.5	(153.1)	-114.7%
Other non-operating income	915.8	612.0	303.8	49.6%
Other non-operating expenses (less)	(59.3)	(85.3)	26.0	-30.5%

PROFIT (LOSS) BEFORE TAX	40,292.1	29,134.8	11,157.3	38.3%

Income tax expense	(6,972.4)	(6,135.5)	(836.9)	13.6%
Profit (loss) after tax from continuing operations	33,319.7	22,999.3	10,320.4	44.9%

PROFIT (LOSS)	33,319.7	22,999.3	10,320.4	44.9%

STATEMENT OF FINANCIAL POSITION

	3-31-2012	12-31-2011	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	114,055.0	86,178.4	27,876.5	32.3%
Non-current assets	311,934.2	304,170.2	7,764.0	2.6%

TOTAL ASSETS	425,989.1	390,348.6	35,640.5	9.1%

Current liabilities	68,880.9	57,116.6	11,764.3	20.6%
Non-current liabilities	29,857.7	28,451.5	1,406.2	4.9%

Shareholders' Equity	327,250.5	304,780.5	22,470.0	7.4%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	425,989.1	390,348.6	35,640.5	9.1%

CASH FLOW STATEMENT

	1Q12	1Q11	Change	%
	(Million of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	22,045.0	27,232.3	(5,187.3)	-19.0%
Cash flow from (used in) operations	23,555.5	25,605.6	(2,050.1)	-8.0%
Cash flow from (used in) other operating activities	(1,510.5)	1,626.7	(3,137.2)	-192.9%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(9,057.8)	(570.6)	(8,487.2)	1487.5%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	55.0	(1,192.9)	1,247.8	104.6%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	13,042.1	25,468.8	(12,426.7)	-48.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	May 2, 2012	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 2, 2012	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.